EXHIBIT C

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1.	Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

September 20, 2005

Item 3.	Press Release

The press release attached as Attachment "A" was released on CCN Matthews in Canada and on Business Wire in the United States on September 20, 2005 pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. reports that it has received the required annual renewal of its explosives operating, or blasting, permit from SEDENA (Secretaria de Defensa National) for the Cerro San Pedro project in Mexico. However, due to a legal appeal pending against SEDENA, the use of explosives is limited to land owned by MSX, which includes the processing area. The use of explosives on ground owned communally by the ejido of Cerro de San Pedro, which includes the pit area and the access road to the pit, is still prohibited pending the outcome of the appeal, which is expected by the end of October.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Attachment "A".

Item 6.	Reliance on Section 75(3) of the Act

not applicable

Item 7.	Omitted Information

not applicable

Item 8.	Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of September 22, 2005.

"Richard J. Hall"
Richard J. Hall
President & Chief Executive Officer

PRESS RELEASE

ATTACHMENT "A"	Press Release No. 05-13

METALLICA RESOURCES CLEARS ANOTHER HURDLE ON CERRO
SAN PEDRO PROJECT, MEXICO

Toronto, Ontario - September 20, 2005 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) today reported that its Mexican subsidiary, MSX, has received the required annual renewal of its explosives operating, or blasting, permit from SEDENA (Secretaria de Defensa National) for the Cerro San Pedro project. However, due to a legal appeal pending against SEDENA, the use of explosives is limited to land owned by MSX, which includes the processing area. The use of explosives on ground owned communally by the ejido of Cerro de San Pedro, which includes the pit area and the access road to the pit, is still prohibited pending the outcome of the appeal, which is expected by the end of October. SEDENA has twice previously prevailed in the case under appeal.

While MSX awaits the outcome of the appeal construction activity will commence with earthwork and pad preparation in the processing area along with clearing and building access roads in the pit area where blasting is not required.

MSX has also prevailed in its defense of its mining permit when a Federal Court of Appeals in Mexico City revoked the previous nullification of the MSX mining permit and nullified two earlier rulings in the case for various legal reasons. Therefore, the mining permit remains valid and MSX continues to have the right to mine, following resolution of the blasting permit issue. Additionally, the Federal Court of Appeals has returned the case to a lower court. MSX legal counsel expects the lower court to order that the permit be returned to Federal environmental authorities for review. This review will give environmental authorities the option to modify some of the conditions in the permit in order for it to conform to current environmental laws but not to nullify the permit.

As previously reported, MSX has received temporary occupancy and right of way agreements from the Federal Mining Bureau. These agreements give MSX federally mandated secure land tenure to access its mineral rights for the life of the mine. SEDENA's prohibition against blasting on ejido-owned land does not affect these agreements.

"The issuance of the explosives operating permit is a significant accomplishment for MSX, not withstanding the legal appeal," said Metallica Resources' President & CEO Richard Hall. "We thank SEDENA staff for its careful review of the technical and legal merits of MSX's application. We also want to thank the various Mexican state and federal agencies for the support they have shown MSX in resolving the issues that have surrounded the project for the past months. Working closely with the various local, state and federal authorities, MSX has designed the CSP project to meet the highest environmental and community standards. We look forward to the opportunity to complete the construction of the project and expand our contributions to the local communities and the Mexican economy."

The CSP project is forecast to have average annual production of approximately 90,500 ounces of gold and 2.1 million ounces of silver, or 122,800 ounces of gold equivalent production per year when using gold to silver ratio of 65:1. The mine life is currently estimated to be approximately 8.5 years. The proven and probable mineral reserves are estimated at approximately 63 million tones grading 0.58 grams of gold and 24 grams of silver per tonne. This equates to 1.17 million ounces of gold and 48.4 million ounces of silver at gold and silver prices of $375 and $5.77 per ounce, respectively.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.9 million shares outstanding. At the end of the second quarter 2005 it had approximately US$38 million in cash and cash equivalents and no debt. On September 6, 2005 Metallica received a US$10 million payment from Falconbridge Ltd as part of Falconbridge's earn-in requirement on the El Morro copper-gold porphyry project in Chile. For further details on Metallica Resources, please visit the company's website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.